Unilever International
Holdings N.V.
Weena 455
3013 AL Rotterdam
The Netherlands

Frank Pigott, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549 7010

United States of America

By EDGAR and Courier

Rotterdam, 8 October 2018

Re:	Unilever International Holdings N.V.
Registration Statement on Form F-4
Filed April 25, 2018
File No. 333-224431

Dear Mr. Pigott,

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Unilever International Holdings N.V. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-4 (File No. 333-224431) initially filed with the Commission on April 25, 2018 and declared effective by the Commission on September 10, 2018, together with all exhibits thereto (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The Registration Statement includes a description of Unilever’s proposal to simplify its dual-headed legal structure (“simplification”). The Unilever Board has had an extensive period of engagement with shareholders and has received widespread support for the principle behind simplification. However, Unilever recognizes that the proposal has not received support from a significant group of shareholders and therefore considers it appropriate to withdraw. Because simplification will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. No shares registered on the Registration Statement have been issued.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements by the Company, Unilever N.V. or Unilever PLC.

If you have any questions regarding this request, please contact the undersigned at +31 6 5121 5345 or our U.S. legal counsel, Michael Z. Bienenfeld of Linklaters LLP, at +44 20 7456 3660.

Sincerely,

/s/ Michiel Roovers
Michiel Roovers
Corporate Legal Counsel

cc:

Amanda Ravitz, Securities and Exchange Commission
Nudrat Salik, Securities and Exchange Commission
Al Pavot, Securities and Exchange Commission
David A. Schwartz, Unilever International Holdings N.V.
Michael Z. Bienenfeld, Linklaters LLP

Unilever International Holdings N.V. Registered office Rotterdam Commercial Register no 7036319